Results of joint special meeting of shareholders

The Joint Special Meeting of Shareholders of the Registrant and Western Asset Managed High Income Fund Inc. was held on June 30, 2016 and reconvened August 12, 2016, for the purpose of considering and voting upon Proposal 1: To approve the merger of Western Asset Managed High Income Fund Inc. with and into the Registrant in accordance with the Maryland General Corporation Law; and 2: To approve a fundamental investment policy regarding senior securities. The following table provides information concerning the matters voted upon at the Meeting:


Proposal 1:
To approve the merger of Western Asset Managed High Income Fund
Inc. with and into the Registrant in accordance with the Maryland
General Corporation Law.

For: 45,246,612     Against: 1,490,972	     Abstain: 1,488,032


Proposal 2B:
To approve a fundamental investment policy regarding senior securities.

For: 44,928,500	    Against: 1,577,163	     Abstain: 1,719,954